GRUPO CASA SABA, S.A.B. DE C.V.
Annual General Ordinary Shareholders' Meeting
April 30, 2010

SUMMARY OF RESOLUTIONS

ANNUAL GENERAL ORDINARY SHAREHOLDERS' MEETING

I. Presentation, and in its case approval of the report submitted by the Board of Directors with respect to the Company’s performance for the year ended on December 31, 2009, pursuant to Article 172 of the General Law of Commercial Companies, including the financial statements for the year ended on December 31, 2009.

The following were approved in their entirety: (i) the Company’s audited financial statements and those of its subsidiaries for the fiscal year beginning on January 1 and ending on December 31, 2009; and (ii) the report on the operations and activities in which the Board of Directors participated in during the fiscal year concluded on December 31, 2009.

II. Presentation, and in its case, approval of the report of the fulfillment of the Company’s tax obligations for the fiscal year concluded in 2008.

The report regarding the Company’s fulfillment of its fiscal obligations with respect to fiscal year 2008 was approved in its entirety.

III. Presentation, and in its case approval a proposal for the allocation of profits.

It is hereby acknowledge that on December 31, 2009 the Company had a net income of $280,278,410.00 (two hundred and eighty million two hundred and seventy-eight thousand four hundred and ten pesos 00/100 Mexican pesos). As a result it was resolved to apply 5% (five percent) of the profits obtained during fiscal year 2009 to the Company’s legal reserve, pursuant to Article 20 of the General Law of Commercial Companies and the remainder will be applied to the cumulative profit account.

IV. Presentation, and in its case approval of the report submitted by the Chief Executive Officer of the Company, pursuant to article 44 section XI of the Securities Market Law.

The Chief Executive Officer’s report was reviewed and approved for the fiscal period ended on December 31, 2009, pursuant to Article 44, of the Securities Market Law.

V. Presentation of the opinion submitted by the Board of Directors regarding the report submitted by the Chief Executive Officer of the Company.

The Board of Directors’ opinion regarding the report submitted by the Chief Executive Officer was reviewed and approved.

VI. Presentation, and in its case, approval of the report submitted by the President of the Audit Committee.

The Audit Committee’s report for the fiscal year ended on December 31, 2009 was approved in its entirety, pursuant to Article 43 of the Securities Market Law.

VII. Approval of resignations, proposal to appoint, and in its case, ratification of the members of the Board of Directors and the Secretary

It was resolved to (i) appoint Mr. Enrique Castillo Sánchez-Mejorada as an independent board member of the Board of Directors of the Company; and (ii) ratify, in their respective positions, the current members of the Board of Directors.

As of today, the Company’s Board of Directors is comprised of the following individuals:

Board of Directors

                          Board Member                                 Position
                     Manuel Saba Ades                                 Chairman
                    Alberto Saba Ades                             Vice-Chairman
                    Gabriel Saba D'jamus                         Board Member
           Pedro Alejandro Sadurni Gómez               Board Member
         Enrique Castillo Sánchez-Mejorada   Independent Board Member
                   Julio Madrazo García                Independent Board Member
            Gabriel Alarcón Velázquez              Independent Board Member
                Juan Carlos Peralta del Río         Independent Board Member
               Fernando Chico Pardo                 Independent Board Member
                Miguel Alemán Magnani             Independent Board Member
                     Ivan Moguel Kuri           Alternate Independent Board Member

It was resolved to ratify Mr. Francisco Fuentes Ostos as the Company’s Secretary, without being a Board member.

VIII. Approval of resignations, proposal to appoint, and in its case, ratification of the members of the Audit Committee, and appointment, and in its case ratification of the President of such committee.

It was resolved to ratify (i) Messrs. Gabriel Alarcón Velázquez, Julio Madrazo Gacía and Juan Carlos Peralta del Río as members of the Audit Committee; and (ii) Mr. Julio Madrazo García as Chairman of such committee.

Furthermore, it was resolved that the Audit Committee will continue to carry out its functions in the areas of auditing and corporate practices.

 IX. Approval of resignations, proposal to appoint, and in its case, ratification of the Chief Executive Officer of the Company.

It was resolved to ratify Mr. Gabriel Saba D´jamus as the Company’s Chief Executive Officer.

X. Remuneration for the members of the Board of Directors, the Audit Committee and the Secretary of the Company.

It was resolved to pay the members of the Board of Directors, without withholding income tax, a fifty peso coin known as a “Centenario” as compensation, or to grant them the equivalent value of one “Centenario” for each Board of Director’s meeting attended.

XI. Grant and revoke powers of attorney.

It was acknowledge that, currently, the Company does not need to grant or revoke powers of attorney in such sense this point of the agenda was not discussed.

XII. Designation of delegates who will formalize the resolutions taken at this meeting.

It was resolved to appoint the following persons as delegates to the shareholders meeting: Mr. Manuel Saba Ades, Mr. Pedro Alejandro Sadurni Gómez, Mr. Jesús Guerra de Luna, Mr. Francisco Fuentes Ostos, Mr. Patricio Alejandro Trad Cepeda, Ms. Marisol Palomares Navarro and Mr. David Arturo Argueta Sandoval, in order for them to appear before the notary public of their choice to execute, in part or in its totality, the resolutions approved during this shareholders' meeting, to certify (notarize) the resolutions, in person or with an authorized third party, with the Registro Público de Comercio (Public Register of Commerce) of Mexico City and to perform all of the necessary acts in order to execute the resolutions adopted by the shareholders' at the meeting.

In addition, Mr. Manuel Saba Ades, Mr. Pedro Alejandro Sadurni Gómez, Mr. Jesús Guerra de Luna, Mr. Francisco Fuentes Ostos, Mr. Patricio Alejandro Trad Cepeda, Ms. Marisol Palomares Navarro and Mr. David Arturo Argueta Sandoval were authorized, as delegates of the shareholders' meeting, to file all notices and notifications and to carry out any necessary action before the National Securities and Banking Commission (Comisión Nacional Banacaria y de Valores), the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), the Securities Depositary Institution (S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V.) and any other Entity or Institution, public or private, related to the resolutions adopted at the shareholders' meeting.